#11842991 CURALEAF HOLDINGS, INC. - and- GOCITER HOLDINGS LTD - and- ODYSSEY TRUST COMPANY COATTAIL AGREEMENT October 25, 2018

#11842991 TABLE OF CONTENTS ARTICLE 1 DEFINITIONS AND INTERPRETATION ................................................................... 2 1.1 Definitions ............................................................................................................................. 2 1.2 Interpretation not Affected by Headings, etc. .................................................................. 2 1.3 Number, Gender, etc. .......................................................................................................... 2 1.4 Statutory References ........................................................................................................... 2 1.5 Including ................................................................................................................................ 2 1.6 Business Day ........................................................................................................................ 2 ARTICLE 2 PURPOSE OF AGREEMENT...................................................................................... 3 2.1 Establishment of Trust ........................................................................................................ 3 2.2 Restriction on Sale ............................................................................................................... 3 2.3 Permitted Sale ...................................................................................................................... 3 2.4 Improper Sale ....................................................................................................................... 4 2.5 Assumptions ......................................................................................................................... 4 2.6 Prevention of Improper Sales ............................................................................................ 4 2.7 Supplemental Agreements ................................................................................................. 5 2.8 Security Interest ................................................................................................................... 5 2.9 All Sales Subject to Articles ............................................................................................... 5 ARTICLE 3 ACCEPTANCE OF TRUST.......................................................................................... 5 3.1 Acceptance and Conditions of Trust ................................................................................. 5 3.2 Enquiry by Trustee ............................................................................................................... 6 3.3 Request by SVS Holders .................................................................................................... 6 3.4 Condition to Action............................................................................................................... 6 3.5 Limitation on Action by SVS Holder .................................................................................. 7 ARTICLE 4 COMPENSATION .......................................................................................................... 7 4.1 Fees and Expenses of the Trustee ................................................................................... 7 ARTICLE 5 INDEMNIFICATION ....................................................................................................... 7 5.1 Indemnification of the Trustee............................................................................................ 7 ARTICLE 6 CHANGE OF TRUSTEE ............................................................................................... 8 6.1 Resignation ........................................................................................................................... 8 6.2 Removal ................................................................................................................................ 8 6.3 Successor Trustee ............................................................................................................... 8 6.4 Notice of Successor Trustee .............................................................................................. 9 ARTICLE 7 TERMINATION............................................................................................................... 9 7.1 Term ....................................................................................................................................... 9

#11842991 7.2 Survival of Agreement ......................................................................................................... 9 ARTICLE 8 GENERAL ....................................................................................................................... 9 8.1 Obligations of the Shareholders not Joint ........................................................................ 9 8.2 Compliance with Privacy Laws .......................................................................................... 9 8.3 Anti-Money Laundering Regulations ............................................................................... 10 8.4 Third Party Interests .......................................................................................................... 10 8.5 Severability ......................................................................................................................... 10 8.6 Amendments, Modifications, etc. .................................................................................... 10 8.7 Ministerial Amendments ................................................................................................... 10 8.8 Force Majeure .................................................................................................................... 11 8.9 Amendments only in Writing ............................................................................................ 11 8.10 Meeting to Consider Amendments .................................................................................. 11 8.11 Enurement........................................................................................................................... 11 8.12 Notices ................................................................................................................................. 11 8.13 Notice to SVS Holder ........................................................................................................ 12 8.14 Further Acts ........................................................................................................................ 12 8.15 Entire Agreement ............................................................................................................... 12 8.16 Counterparts ....................................................................................................................... 12 8.17 Jurisdiction .......................................................................................................................... 12 8.18 Attornment........................................................................................................................... 12 8.19 Day not a Business Day ................................................................................................... 12 SCHEDULE Schedule A Adoption Agreement

#11842991 COATTAIL AGREEMENT THIS AGREEMENT dated the 25 th day of October, 2018, AMONG: CURALEAF HOLDINGS, INC., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”) - and - GOCITER HOLDING LTD (“Gociter”) - and – ODYSSEY TRUST COMPANY, a trust company existing under the laws of Alberta, as trustee for the benefit of the SVS Holders (as defined below) (the “Trustee”) - and – any person who becomes a party to this Agreement by executing an adoption agreement in the form set forth in Schedule A hereto (together with Gociter, the “Shareholders”) WHEREAS by notice of alteration effective on October 25, 2018, the Company amended its notice of articles and articles (which, as amended, are referred to as the “Articles”) to, inter alia, amend and redesignate its existing common shares as subordinate voting shares (the “Subordinate Voting Shares”), to create a class of multiple voting shares (the “Multiple Voting Shares”) and to eliminate its class of preferred shares; AND WHEREAS the Shareholders, on the date hereof, hold all of the Multiple Voting Shares that are issued and outstanding as of the date of this Agreement; AND WHEREAS it is the expectation of the Shareholders that the Subordinate Voting Shares will be listed on the Canadian Securities Exchange (the “CSE”); AND WHEREAS the Shareholders and the Company wish to enter into this Agreement in order to secure the listing of the Subordinate Voting Shares on the CSE, and derive the benefit of such listing, and for the purpose of ensuring that the holders, from time to time, of the Subordinate Voting Shares (collectively, the “SVS Holders”) will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares had been Subordinate Voting Shares; AND WHEREAS pursuant to the Articles, Multiple Voting Shares will, inter alia, automatically convert into Subordinate Voting Shares (i) on the date that is 36 months from the date hereof, and (ii) upon the occurrence of the following events: (A) transfer or disposition of the Multiple Voting Shares by the Shareholders to one or more third parties (which are not Permitted Holders) and (B) Permitted

- 2 - #11842991 Holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. AND WHEREAS the Shareholders and the Company hereby acknowledge that any transfer or sale of Multiple Voting Shares, whether in accordance with this Agreement or otherwise, shall in all circumstances be subject to the provisions of the Articles, including those relating to the automatic conversion of Multiple Voting Shares into Subordinate Voting Shares; AND WHEREAS the Shareholders and the Company wish to constitute the Trustee as a trustee for the SVS Holders so that the SVS Holders, through the Trustee, will receive the benefits of this Agreement, including the covenants of the Shareholders and the Company contained herein; AND WHEREAS these recitals and any statements of fact in this Agreement are, and shall be deemed to be, made by the Shareholders and the Company and not by the Trustee; NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties) the parties hereto agree as follows: ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.1 Definitions In this Agreement, capitalized terms that are not otherwise defined shall have the meaning given to them in the Articles. 1.2 Interpretation not Affected by Headings, etc. The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.3 Number, Gender, etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders. 1.4 Statutory References Unless otherwise indicated, all references in this Agreement to any legislation include the regulations and rules thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision. 1.5 Including The word “including” shall mean including, without limitation. 1.6 Business Day “Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Boston, Massachusetts are not open for business.

- 3 - #11842991 ARTICLE 2 PURPOSE OF AGREEMENT 2.1 Establishment of Trust The purpose of this Agreement is to ensure that the SVS Holders will not be deprived of any rights under applicable take-over bid provisions of securities and corporate legislation in any jurisdiction of Canada (“Securities Laws”) to which they would have been entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares had been Subordinate Voting Shares. In furtherance of the foregoing, the Shareholders and the Company hereby establish and create the Trust (as defined below) pursuant to the terms and conditions of this Agreement and hereby appoint the Trustee to act as trustee of the Trust. 2.2 Restriction on Sale Subject to Section 2.3 and the Articles, the Shareholders shall not sell, directly or indirectly, any Multiple Voting Shares pursuant to a take-over bid (as defined under applicable Securities Laws) under circumstances in which applicable Securities Laws would have required the same offer to be made to SVS Holders if the sale by the Shareholders had been a sale of the Subordinate Voting Shares underlying such Multiple Voting Shares rather than such Multiple Voting Shares, but otherwise on the same terms. For the purposes of this Section 2.2, it shall be assumed that the offer that would have resulted in the sale of Multiple Voting Shares (or Subordinate Voting Shares into which such Multiple Voting Shares are convertible or converted pursuant to the Articles) by the Shareholders would have constituted a take-over bid for the Subordinate Voting Shares under applicable Securities Laws, regardless of whether this actually would have been the case, and the varying of any material term of an offer shall be deemed to constitute the making of a new offer. 2.3 Permitted Sale Subject to the provisions of the Articles, Section 2.2 shall not apply to prevent a sale by any Shareholder of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that: (a) offers a price per Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Multiple Voting Shares; (b) provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Multiple Voting Shares to be sold; (c) has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and (d) is in all other material respects identical to the offer for Multiple Voting Shares. In addition, and notwithstanding the foregoing, subject to the provisions of the Articles, Section 2.2 shall not apply to prevent the transfer or sale of Multiple Voting Shares by any Shareholder to a Permitted Holder, subject to Section 2.7, provided such transfer or sale is not or would not have been subject to the requirements to make a take-over bid or constitute or would constitute an exempt take-over bid (as defined under applicable Securities Laws).

- 4 - #11842991 For greater certainty, the conversion of Multiple Voting Shares into Subordinate Voting Shares shall not, in itself, constitute a sale of Multiple Voting Shares for the purposes of this Agreement. 2.4 Improper Sale If any person or company, other than the Shareholders, carries out or purports to carry out a sale (including an indirect sale) of Multiple Voting Shares that the Shareholders are restricted from carrying out pursuant to Section 2.2, the Shareholders shall not and the Trustee shall take all reasonable steps to ensure that the Shareholders shall not and shall not be permitted to, at or after the time such sale becomes effective, do any of the following with respect to any of the Multiple Voting Shares so sold or purported to be sold: (a) sell them without the prior written consent of the Trustee; (b) convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or (c) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, with which the Shareholders shall comply. Without limiting the generality of the foregoing, the Trustee shall exercise the above rights in a manner that the Trustee, on the advice of counsel, considers to be: (i) in the best interests of the SVS Holders, other than the Shareholders and SVS Holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this Section 2.4; and (ii) consistent with the intentions of the Shareholders and the Company in entering into this Agreement as such intentions are set out in the Recitals hereto. In the event that an indirect sale of Multiple Voting Shares that is referred to in this Section 2.4 occurs and this Section 2.4 is applicable to such sale, the Shareholders shall have no liability under this Agreement in respect of such sale, provided that the Shareholders are in compliance with all other provisions of this Agreement, including the provisions of this Section 2.4. 2.5 Assumptions For the purposes of this Article 2: (a) any sale, transfer or other disposition that would result in a direct or indirect acquisition of Multiple Voting Shares or Subordinate Voting Shares, or in the direct or indirect acquisition of control or direction over those shares, shall be construed to be a “sale” of those Multiple Voting Shares or Subordinate Voting Shares, as the case may be, and the terms “sell” and “sold” shall have a corresponding meaning; and (b) if there is an offer to acquire that would have been a take-over bid for the purposes of applicable Securities Laws if not for the provisions of the Articles that cause the Multiple Voting Shares to automatically convert into Subordinate Voting Shares in certain circumstances, that offer to acquire shall nonetheless be construed to be a take-over bid for the Multiple Voting Shares for the purposes of this Agreement. 2.6 Prevention of Improper Sales The Shareholders shall use commercially reasonable efforts to prevent any person or company from carrying out a sale (including an indirect sale) in breach of this Agreement in respect of any Multiple Voting Shares, regardless of whether that person or company is a party to this Agreement.

- 5 - #11842991 2.7 Supplemental Agreements Without limiting any provision of this Agreement, the Shareholders shall not sell any Multiple Voting Shares unless the sale is conditional upon the person or company (including Permitted Holders) acquiring those shares becoming a party to this Agreement by executing an adoption agreement substantially in the form attached hereto as Schedule A. Neither the conversion of Multiple Voting Shares into Subordinate Voting Shares in accordance with the provisions of the Articles nor any subsequent sale of those Subordinate Voting Shares shall constitute a sale of Multiple Voting Shares for the purposes of this Section 2.7. 2.8 Security Interest Nothing in this Agreement shall prevent any Shareholder from time to time, directly or indirectly, from granting a bona fide security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Multiple Voting Shares to any lender with which it deals at arm’s length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing, provided that the financial institution shall abide by the terms of this Agreement as if such financial institution were a Shareholder as defined herein until such time as the pledge, hypothecation or other security interest has been released or the Multiple Voting Shares which were subject thereto have been sold in accordance with the terms of this Agreement. 2.9 All Sales Subject to Articles The Shareholders and the Company hereby acknowledge that any sale of Multiple Voting Shares, whether in accordance with this Agreement or otherwise, shall in all circumstances be subject to the provisions of the Articles, including those relating to the automatic conversion of Multiple Voting Shares into Subordinate Voting Shares, and that in the event of a conflict between this Agreement and any provision of the Articles, the provisions of the Articles shall prevail. ARTICLE 3 ACCEPTANCE OF TRUST 3.1 Acceptance and Conditions of Trust The Trustee hereby accepts the trust created by this Agreement (the “Trust”) and assumes the duties created and imposed upon it pursuant to its appointment as trustee for the SVS Holders by this Agreement, provided that: (a) it shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for its own gross negligence, wilful misconduct or bad faith; (b) it may employ or retain such counsel, auditors, accountants or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as the Trustee may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct or gross negligence on the part of any of them. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report; (c) it may, if it is acting in good faith, rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any instruction, advice, notice, opinion or other document believed by it to be genuine and to have been signed or presented by the proper party or parties and, subject to subsection 3.1(a), shall be under no liability with respect to any action taken or omitted to be taken in accordance with such instruction, advice, notice, opinion or other document;

- 6 - #11842991 (d) it shall exercise its rights under this Agreement in a manner that it considers to be in the best interests of the SVS Holders (other than the Shareholders and SVS Holders who, in the opinion of the Trustee, participated directly or indirectly in a transaction restricted by Section 2.2) and consistent with the purpose of this Agreement; and (e) none of the provisions of this Agreement shall require the Trustee under any circumstances whatsoever to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights or powers in connection with the Agreement. In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. The Trustee represents that to the best of its knowledge and belief at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within one month after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract with and enter into financial transactions with the Company, any of its affiliates or any of the Shareholders or any of their affiliates without being liable to account for any profit made thereby. 3.2 Enquiry by Trustee Subject to Section 3.4, if and whenever the Trustee receives written notice from an interested party, other than SVS Holders, stating in sufficient detail that the Shareholders or the Company may have breached, or may intend to breach, any provision of this Agreement, the Trustee shall, acting on the advice of counsel, make reasonable enquiry to determine whether such a breach has occurred or is intended to occur. If the Trustee determines that a breach has occurred, or is intended to occur, the Trustee shall forthwith deliver to the Company a certificate stating that the Trustee has made such determination. Upon delivery of that certificate, the Trustee shall be entitled to take, and subject to Section 3.4 shall take, such action as the Trustee, acting upon the advice of counsel, considers necessary to enforce its rights under this Agreement on behalf of the SVS Holders. 3.3 Request by SVS Holders Subject to Section 3.4, if and whenever SVS Holders representing not less than 10% of the then outstanding Subordinate Voting Shares determine that any one or more of the Shareholders or the Company has breached, or may intend to breach, any provision of this Agreement, such SVS Holders may require the Trustee to take action in connection with that breach or intended breach by delivering to the Trustee a requisition in writing signed in one or more counterparts by those SVS Holders and setting forth the action to be taken by the Trustee. Subject to Section 3.4, upon receipt by the Trustee of such a requisition, the Trustee shall forthwith take such action as is specified in the requisition and/or any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the SVS Holders. 3.4 Condition to Action The obligation of the Trustee to take any action on behalf of the SVS Holders pursuant to Sections 3.2 and 3.3 shall be conditional upon the Trustee receiving from either the interested party referred to in Section 3.2, the Company or from one or more SVS Holders such funds and indemnity as the Trustee may reasonably require in respect of any costs or expenses which it may incur in connection with any such action. The Company shall provide such reasonable funds and indemnity to the Trustee if the Trustee has delivered to the Company the certificate referred to in Section 3.2.

- 7 - #11842991 3.5 Limitation on Action by SVS Holder No SVS Holder shall have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless SVS Holders shall have: (a) requested that the Trustee act in the manner specified in Section 3.3; and (b) provided reasonable funds and indemnity to the Trustee, and the Trustee shall have failed to so act within 30 days after the provision of such funds and indemnity. In such case, any SVS Holder, acting on behalf of itself and all other SVS Holders, shall be entitled to take those proceedings in any court of competent jurisdiction that the Trustee might have taken. ARTICLE 4 COMPENSATION 4.1 Fees and Expenses of the Trustee The Company agrees to pay to the Trustee reasonable compensation for the services offered hereunder and shall reimburse the Trustee for all reasonable expenses and disbursements including those incurred pursuant to Section 3.1(b) herein. Notwithstanding the foregoing, the Company shall have no obligation to compensate the Trustee or reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee: (a) in connection with any action taken by the Trustee pursuant to Section 3.2 if the Trustee has not delivered to the Company the certificate referred to in Section 3.2 in respect of that action; or (b) in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence or wilful misconduct. On all invoices issued by the Trustee for its services rendered hereunder which remain unpaid for a period of 30 days or more, interest at a rate per annum equal to the then current rate of interest charged by the Trustee to its corporate customers will be incurred, from 30 days after the issuance of the invoice until the date of payment. ARTICLE 5 INDEMNIFICATION 5.1 Indemnification of the Trustee The Company agrees to indemnify and hold harmless the Trustee from and against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without gross negligence, wilful misconduct or bad faith on the part of the Trustee, its officers, directors and employees may be paid, incurred or suffered by the Trustee by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement or any written or oral instructions delivered to the Trustee by the Company pursuant hereto. In no case shall the Company be liable under this indemnity for any claim against the Trustee unless the Company shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Trustee, promptly after the Trustee shall have received any such written assertion of a claim, or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. The Company shall be entitled to participate at its own expense in the defence of the assertion or claim.

- 8 - #11842991 The Company may elect at any time after receipt of such notice to assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof and the fees and expenses of such counsel shall be subject to Section 4.1 herein in the event that the named parties to any such suit include both the Trustee and the Company and the Trustee shall have been advised by counsel that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Company (in which case the Company shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). ARTICLE 6 CHANGE OF TRUSTEE 6.1 Resignation The Trustee, or any trustee subsequently appointed, may resign at any time by giving written notice of such resignation to the Company specifying the date on which its desired resignation shall become effective, provided that such notice shall be provided at least three months in advance of such desired effective date unless the Shareholders and the Company otherwise agree. Such resignation shall take effect upon the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee in accordance with Section 6.3. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee (which shall be a corporation or company licensed or authorized to carry on the business of a trust company in Ontario or British Columbia) by written instrument, in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. If the Company does not appoint a successor trustee, the Trustee or any SVS Holder may apply to a court of competent jurisdiction in Ontario for the appointment of a successor trustee. 6.2 Removal The Trustee, or any trustee subsequently appointed, may be removed at any time on 30 days’ prior notice by written instrument executed by the Company, in duplicate, provided that the Trustee is not at such time taking any action which it may take under Section 3.2 or 3.3 hereof. One copy of that instrument shall be delivered to the Trustee so removed and one copy to the successor trustee. The removal of the Trustee shall become effective upon the appointment of a successor trustee in accordance with Section 6.3. 6.3 Successor Trustee Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Shareholders and the Company and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, upon payment of any amounts then due to the predecessor trustee pursuant to the provisions of this Agreement, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with like effect as if originally named as trustee in this Agreement. However, on the written request of the Shareholders and the Company or of the successor trustee, the trustee ceasing to act shall execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Shareholders, the Company and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

- 9 - #11842991 6.4 Notice of Successor Trustee Upon acceptance of appointment by a successor trustee as provided herein, the Company shall cause to be mailed notice of the succession of such trustee hereunder to the SVS Holders. If the Shareholders or the Company shall fail to cause such notice to be mailed within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Shareholders and the Company. ARTICLE 7 TERMINATION 7.1 Term The Trust created by this Agreement shall continue until no Multiple Voting Shares remain outstanding. The Company shall provide to the Trustee written confirmation of the termination of this Agreement pursuant to this Section 7.1. 7.2 Survival of Agreement This Agreement shall survive any termination of the Trust and shall continue until there are no Multiple Voting Shares outstanding; provided, however, that the provisions of Article 4 and Article 5 shall survive the resignation, removal or replacement of the Trustee and the termination of this Agreement. ARTICLE 8 GENERAL 8.1 Obligations of the Shareholders not Joint The obligations of the Shareholders pursuant to this Agreement are several, and not joint and several, and no Shareholder shall be liable to the Company, the SVS Holders or the Trustee or any other party for the failure of any other Shareholder to comply with its covenants and obligations under this Agreement. 8.2 Compliance with Privacy Laws The Shareholders and the Company acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Agreement. Notwithstanding any other provision of this Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Shareholders and the Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the other parties to this Agreement or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

- 10 - #11842991 8.3 Anti-Money Laundering Regulations The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days’ written notice to the Company or any shorter period of time as agreed to by the Company, provided that: (a) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such ten day period, then such resignation shall not be effective. 8.4 Third Party Interests Each of the other parties to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party. 8.5 Severability If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions. 8.6 Amendments, Modifications, etc. This Agreement shall not be amended, and no provision thereof shall be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (i) the consent of the CSE and any other applicable securities regulatory authorities in Canada; and (ii) the approval of at least two-thirds of the votes cast by SVS Holders present or represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attaching to any Subordinate Voting Shares held directly or indirectly by holders of Multiple Voting Shares and their respective affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of Section 2.2, other than as permitted herein, prior to giving effect to such amendment or waiver. The provisions of this Agreement shall only come into effect contemporaneously with the listing of the Subordinate Voting Shares on the CSE and shall terminate as set forth in Article 7. 8.7 Ministerial Amendments Notwithstanding the provisions of Section 8.6, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the SVS Holders but subject to the approval of the CSE, amend or modify this Agreement to cure any ambiguity or to correct or supplement any provision contained in this Agreement or in any amendment to this Agreement that may be defective or inconsistent with any other provision contained in this Agreement or that amendment, or to make such other provisions in regard to matters or questions arising under this Agreement, as shall not adversely affect the interest of the SVS Holders.

- 11 - #11842991 8.8 Force Majeure No party hereto shall be liable to the other parties hereto, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 8.8. 8.9 Amendments only in Writing No amendment to or modification or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by all of the parties hereto. 8.10 Meeting to Consider Amendments The Company, at the request of the Shareholders, shall call a meeting of SVS Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 8.6. 8.11 Enurement This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, legal representatives, successors and permitted assigns. Except as specifically set forth in this Agreement, nothing in this Agreement is intended to or shall be deemed to confer upon any other person any rights or remedies under or by reason of this Agreement. 8.12 Notices All notices and other communications among the parties hereunder shall be in writing and shall be deemed given if delivered personally or sent by registered mail, or by facsimile transmission, electronic mail or other form of recorded communication to the parties at the following addresses (or at such other address for such party as shall be specified in like notice): (a) if to the Company: Curaleaf Holdings, Inc. 310 Edgewater Place, Suite 405 Wakefield, MA 01880 Attention: Jonathan Faucher, Chief Financial Officer E-mail: jfaucher@curaleaf.com (b) If to Gociter: c/o Georgiades & Pelides LLC Kyriakou Matsi, 16 EAGLE HOUSE, 6th floor, Agioi Omologites, 1082 Nicosia, Cyprus Tel:+357 22889000 Attention: Chrystalla Argyridou

- 12 - #11842991 (c) If to Odyssey Trust Company: 350 – 300 5th Avenue SW Calgary, Alberta T2P 3C4 Attention: Dan Sandler E-mail: dsander@odysseytrust.com 8.13 Notice to SVS Holder Any and all notices to be given and any documents to be sent to any SVS Holder may be given or sent to the address of such holder shown on the register of SVS Holders in any manner permitted by the Articles from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such a manner) at the time specified in such Articles, the provisions of which Articles shall apply mutatis mutandis to notices or documents as aforesaid sent to such holders. 8.14 Further Acts The parties hereto shall do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full force and effect to this Agreement. 8.15 Entire Agreement This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. 8.16 Counterparts This Agreement may be executed in one or more counterparts, each of which so executed shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute one and the same agreement. This Agreement may signed by fax copy and such signature shall be valid and binding. 8.17 Jurisdiction This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. 8.18 Attornment Each party hereto agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario situated in the City of Toronto, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such court; (ii) that it irrevocably waives any right to, and will not, oppose any such action or proceeding on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Ontario court as contemplated by this Section 8.18. 8.19 Day not a Business Day Whenever any step and/or action shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a

- 13 - #11842991 day other than a Business Day, such step and/or action shall be made, such period of time shall begin or end, and such other actions shall be taken, as the case may be, on, or as of, or from a period ending on, the next succeeding Business Day. [Remainder of page intentionally left blank]

A-1 #11842991 Schedule A Adoption Agreement To: Curaleaf Holdings, Inc. (the “Company”) And To: Odyssey Trust Company (the “Trustee”) And To: The Shareholders under the Coattail Agreement (as defined below). Reference is made to the coattail agreement dated as of October 25, 2018 (the “Coattail Agreement”) among the Company, the Trustee and each Shareholder under the Coattail Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Coattail Agreement. The undersigned, _________________________________, hereby agrees to be a party to and bound by all of the terms, conditions, and other provisions of the Coattail Agreement as if the undersigned were an original party thereto and shall be considered a “Shareholder” for all purposes of the Coattail Agreement. For the purposes of any notice under or in respect of the Coattail Agreement, the address of the undersigned is: _________________________________. DATED at , this day of , 20 . [Shareholder Name] By: Authorized Signatory

Odyssey Trust Company 350 - 300 5th Avenue SW • Calgary AB • T2P 3C4 P: 403.660.0192 • E: clients@odysseytrust.com www.odysseytrust.com October 2018 Curaleaf Inc. 310 Edgewater Place, Suite 405 Wakefield, MA 01880 Attention: Joseph Lusardi Re: Trustee (Coattail Agreement) Dear Joseph, Odyssey Trust Company is pleased to offer services as Trustee – Coattail Agreement. The objective of this Proposal is to confirm our understanding of your service requirements and assist you in identifying any aspects requiring further negotiation. ESCROW FEES: Initial Review Fee $2,500.00 This non-recurring charge is payable on signing of the Coattail Agreement for communication with counsel and deal parties, compliance and other related due diligence, the review of the Coattail Agreement and ancillary documents. Acting as Trustee $5,000.00 This charge is fixed for the term, payable upon closing. This charge includes contractual obligations, maintenance of the securities register and related duties in accordance with the covenants of the agreement and appropriate regulations, standard fiduciary and administrative duties as per the governing agreement, access to online services for the issuer and all securityholders, account monitoring and compliance by relevant parties, overseeing distributions and payment in accordance with agreement provisions, and responding to client and counsel inquiries. ADDITIONAL SERVICES: Please refer to the attached Fee Schedule. If additional services are required, these fees will be invoiced monthly at the time they are incurred and are payable upon receipt. Additional services not specifically covered in this Agreement or the attached Fee Schedule, when requested, will be charged at the prevailing hourly rates in effect at the time of the request. Fees for attending the closing or other meetings will be billed hourly. EXTERNAL COUNSEL FEES: The above noted fees do not include external counsel fees, including review of governing documents, and related communication with members of the closing party. Counsel fees, if required, will be the actual amount of the fees and expenses charged by Counsel and are payable at closing. The client is responsible for the payment of Counsel Fees and other expenses incurred up to the termination and cancellation date. OUT OF POCKET EXPENSES: The above fees exclude all out-of-pocket costs and direct expenses such as postage, courier, travel expenses, stationery and photocopying. TERMS:

• Odyssey reserves the right to revise the Fees upon receipt and review of final documentation. • This agreement will be attached to and form part of the final Coattail Agreement as an attached Schedule. • The attached Fee Schedule is subject to review at any time; changes will be implemented with a minimum of 30 days’ prior written notice. • Interest and other fees may be charged on any unpaid balances over 30 days. CONFIDENTIALITY AND ACCEPTANCE: This Agreement is confidential information to the extent that such fees are not represented by a published schedule and shall not be released without Odyssey’s prior written consent. The Issuer consents to the use of its name and logo by Odyssey for marketing purposes where Odyssey deems it appropriate. If you agree with the above terms and conditions, please sign and return a copy of this letter. Yours truly, ODYSSEY TRUST COMPANY Per: Name: Jenna Kaye We accept the terms and conditions set forth above. CURALEAF INC. Per: Name: Joseph Lusardi